Ms. Amanda Ravitz
Mr. Thomas Jones
Division of Corporation Finance
Securities and Exchange Commission
Washington DC 20549

November 22, 2019

Re:	Vivos Inc.
Offering Statement on Form 1-A
File No. 024-11049

Dear Ms. Ravitz and Mr. Jones:

    On behalf of Vivos Inc. I hereby request qualification of the above-referenced offering statement at 10:00 am Eastern time on November 26, 2019, or as soon thereafter as is practicable.

Sincerely, /s/ Michael K. Korenko Michael K. Korenko President and Chief Executive Officer Vivos Inc.